SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Amsterdam Airport

Schiphol Boulevard 217

1118 BH Schiphol Airport, Amsterdam

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of April 2012

List of Exhibits:

1.	News Release entitled, “CNH First Quarter 2012 Net Sales Increases 22%; Operating Profit up 65%; EPS $1.11”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Camillo Rossotto
Camillo Rossotto
Chief Financial Officer

April 25, 2012

FOR IMMEDIATE RELEASE

For more information contact:

CNH Investor Relations                                         +1 (630) 887-3745

CNH First Quarter 2012 Net Sales Increases 22%; Operating Profit up 65%; EPS $1.11

•	Net Sales increase 22% to $4.6 billion

•	Agricultural equipment +18% to $3.6 billion

•	Construction equipment +41% to $1.0 billion

•	Equipment Operations Operating Profit of $406 million, an increase of 65%

•	Operating Margin increased to 8.8% compared to 6.5% in Q1 2011

•	EPS attributable to CNH common shareholders at $1.11 per share, compared to $0.63 per share in Q1 2011

	Quarter Ended		Change
	3/31/2012	3/31/2011
(US $ in millions, except per share data and percentages)
Net Sales of Equipment	$4,639	$3,797	22.2%
Equipment Operations Operating Profit	$406	$246	65.0%
Equipment Operations Operating Margin	8.8%	6.5%	2.3 pts
Financial Services Net Income	$73	$54	35.2%
Net Income Attributable to CNH	$269	$152	77.0%
Net Income Before Restructuring and Exceptional Items	$269	$138	94.9%
Diluted EPS Attributable to CNH common shareholders	$1.11	$0.63	76.2%

BURR RIDGE, IL — (April 25, 2012) — CNH Global N.V. (NYSE: CNH) today announced financial results for the quarter ended March 31, 2012. For the quarter, net sales increased 22% (25% on a constant currency basis) to $4.6 billion as a result of solid trading conditions for agricultural machinery (on the back of increased planted acreage driven by firm commodity prices) and construction equipment (driven largely by increased demand in the Americas). Equipment Operations posted an Operating Profit of $406 million as a result of higher revenues, increased industrial utilization, improved product mix, and improved net pricing.

The breakdown of net equipment sales in the quarter was 78% agricultural equipment and 22% construction equipment. The geographical distribution of net sales in the quarter was 45% North America, 31% EAME & CIS, 15% Latin America, and 9% APAC markets.

Equipment Operations used $508 million in cash flow from operations for the quarter to support an increase in net working capital resulting from an increase in production rates implemented to satisfy equipment demand. Capital expenditures totaled $101 million in the quarter, an 87% increase from the comparable period, largely as a result of investments in new manufacturing sites and product launches in both the agricultural and construction equipment segments; some 69% of the capital spend in the period was on new products and production capacity. CNH’s Equipment Operations ended the period with a net cash position of $2.2 billion. The 31% effective tax rate for the first quarter is lower than the Group’s full year 2012 forecasted effective tax rate of 32% to 35%, due primarily to a favorable geographic mix of earnings in the quarter.

Net income before restructuring and exceptional items for the quarter was $269 million as a result of strong top line and industrial operating performance, and a lower tax rate. This resulted in the Group generating diluted earnings per share of $1.11 (before restructuring and exceptional items), up 95% compared to $0.57 per share in the comparable period of 2011.

New Manufacturing Investments and Commercial Initiatives

On February 15, CNH hosted a Russian Government delegation at its consolidated JV industrial operations in Naberezhnye Chelny, Tatarstan, Russia. The event celebrated the completion of first stage production activities at the plant and the signing of a Memorandum of Understanding with the Republic of Tatarstan for the supply of 80 locally manufactured New Holland tractors and combines.

On March 5, CNH announced its plans to expand its manufacturing footprint in Brazil with an investment of R$600 million (approximately $320 million) to establish a new construction equipment plant in Montes Claros, Minas Gerais. This new facility is scheduled to begin operations in 2014. Production will be adjusted to follow the growth of the Brazilian market, and the facility will also relieve capacity constraints at the Belo Horizonte plant.

On March 8, CNH announced a long term strategic partnership with Orkel AS, the Norwegian market leader in high performance fixed chamber round balers, compactors and tractor trailers. CNH will acquire intellectual property rights and tooling for Orkel’s fixed chamber round balers, and Orkel will become CNH’s preferred engineering partner for the development of a high performance/heavy duty new generation of fixed chamber round balers. Orkel-CNH products will be sold under the Orkel, New Holland Agriculture and Case IH brands through their respective dealer networks.

On April 10, CNH announced its commitment to double its investment at the manufacturing site in Cordoba, Argentina, for the production of combines and tractors for the Latin American market.

2012 Full Year Market Outlook

Worldwide agricultural and construction equipment markets are expected to remain positive for 2012, with agricultural equipment retail unit demand projected to be flat to up 5% on the back of firm agricultural commodity prices. Construction equipment demand is expected to continue its recovery with industry retail unit sales expected to be up 5 to 10%.

2012 CNH US GAAP Earnings Outlook

•	Revenues up approximately 5%

•	Operating Margin in excess of 8.6%

SEGMENT RESULTS

Agricultural Equipment

	Quarter Ended		Change
	3/31/2012	3/31/2011
	(US $ in millions, except percentages)
Net Sales of Equipment	$3,615	$3,071	17.7%
Gross Profit	$760	$591	28.6%
Gross Margin	21.0%	19.2%	1.8 pts
Operating Profit	$372	$263	41.4%
Operating Margin	10.3%	8.6%	1.7 pts

Agricultural Equipment Industry and Market

Worldwide agricultural industry retail unit sales decreased 2% compared to the first quarter of 2012. Global tractor sales were slightly down (-2%) and global combine sales decreased 5% for the quarter. North American sales of tractors over 40 horsepower were up 5% while combine sales were down 40% mainly due to equipment availability. Latin America sales of tractors and combines decreased 8% and 1%, respectively, as a result of the drought conditions prevalent in the south of the continent. EAME & CIS markets improved for the quarter with tractor sales up 9% and combine sales up 21%. APAC unit retail sales were down 4% for tractors and 33% for combines.

CNH Agricultural Equipment First Quarter Results

CNH’s net sales in the agricultural equipment sector increased 18% for the quarter (20% on a constant currency basis) driven by solid equipment demand resulting in mix and share improvements in every region but APAC. North American demand was heavily influenced by an earlier than normal planting season due to warmer climatic conditions in the mid-west United States. Operating margin increased 1.7 pts to 10.3% on higher unit volume, improved price realization, and favorable product mix.

First quarter market share performance for tractors was in line with the market, with global market share flat in tractors and up in combines. Market share for tractors was up in the EAME & CIS region and flat in every other region, including the important over 40 horsepower segment in North America. Combine market shares increased in North America and Europe as a result of broad acceptance of the Group’s new Tier 4A/Stage IIIB compliant product offering and good equipment availability.

CNH worldwide production of agricultural equipment increased in the quarter in order to increase inventory levels to accommodate the spring and summer selling seasons. Company and dealer inventories rose during the quarter as the company increased production to anticipate and satisfy seasonal demand, while accommodating Tier 4A/Stage IIIB combine transition downtime at the manufacturing level.

In Europe, New Holland Agriculture won a FIMA outstanding innovation award for the SynchroKnife central header drive and four technical innovation awards for the Intelligent Trailer Braking system, the Smart Key technology, the Braud 9090X Olive harvester and the Steering-O-Matic Plus system for the TK4000 range of crawler tractors. In North America, at the National Farm Show, New Holland Agriculture introduced the T6 tractors featuring Tier 4A/Stage IIIB compliant engines, as well as the new MegaCutter tractor mounted disc mower-conditioners and New ProRotor rotary rakes. The T9 tractor was introduced to the Brazilian market and, in Argentina, New Holland launched the TDF and T8 tractor series.

Case IH began shipments of Maxxum EP and Steyr Profi ecotech tractors, 30 and 40 Series Titan Floaters, 920 and 930 Nutri-Placer applicators, the 950 Nutri-Tiller strip-till system, six new models of Axial-Flow Combines, all Tier 4A/Stage IIIB emission compliant. Further, the Module Express 635 cotton pickers were introduced on the Brazilian market.

Case IH introduced the new EfficientPower Axial Flow combine harvester 30 series in key markets such as Australia, China, Russia and Ukraine. Case IH’s Axial-Flow 9230 combine harvester was awarded the PUCHAR, or “highest honor” award by the Polish Ministry of Agriculture and Rural Development at AGROTECH 2012 for offering the newest rotor threshing solution for multiple operating conditions in the industry.

Construction Equipment

	Quarter Ended		Change
	3/31/2012	3/31/2011
	(US $ in millions, except percentages)
Net Sales of Equipment	$1,024	$726	41.0%
Gross Profit	$155	$92	68.5%
Gross Margin	15.1%	12.7%	2.4 pts
Operating Profit	$34	$(17)	na
Operating Margin	3.3%	(2.3)%	5.6 pts

Construction Equipment Industry and Market

Global construction equipment industry retail unit sales declined 6% in the first quarter compared to the prior year, as declining demand in China drove the APAC region down 24%. Light equipment global demand was up 12% and heavy equipment demand declined 19%, with the APAC region down 31%. The North American market registered a substantial year-over-

year improvement with demand up 45% (light equipment volumes up 52% and heavy equipment up 30%). EAME & CIS markets continued to improve, up 14%, as the industry continued to rebuild from the prior year’s low levels. Latin America demand was up 9% for light equipment and down 1% for heavy equipment.

CNH Construction Equipment First Quarter Results

First quarter 2012 net sales in the construction equipment sector grew 41% (44% on a constant currency basis) as a result of market improvements in every region and especially in North America, where sales more than doubled compared to the same period last year. Increased sales and production volumes led to an operating result of $34 million or 3.3%, up from a loss of $(17) million for the first quarter 2011, as increased revenue, improved product pricing, and improved capacity utilization in North America and in Europe more than offset the negative currency effect of the Japanese Yen on purchased whole goods in the excavator product range.

First quarter market share was up in light equipment as the new products introduced in 2011 continue to be well-received by customers. Market share in the heavy equipment segment was in line with the market trend in every region with a gain in the Latin American market.

During the first quarter of 2012, New Holland Construction launched the new Tier 4A/Stage IIIB compliant B95C and B110C tractor loader backhoes in North America at the World of Concrete show in Las Vegas, Nevada. In Europe, the brand launched the LM625 telescopic handler, W270 and W300 wheel loaders, as well as the E175C and E195C crawler excavators. At the World of Concrete show in Las Vegas, Nevada, Kobelco Construction launched two new Tier 4A/Stage IIIB compliant excavator models: the Mark 9 SK485 excavator and Mark 9 SK210.

In North America, Case Construction Equipment launched new 580N, 580SN, 580SN wide track, and 590SN tractor loader backhoe models, all Tier 4A/Stage IIIB compliant, the new CX210C and CX470C crawler excavators, the 621F wheel loader, and the 885B motor grader. In Europe, the brand launched the new 1121F and 1021F wheel loader models and new CX210C and CX235C crawler excavator models.

CNH Financial Services First Quarter Results

	Quarter Ended		Change
	3/31/2012	3/31/2011
	(US $ in millions, except percentages)
Net Income	$73	$54	35.2%
On-Book Asset Portfolio	$15,740	$14,806	6.3%
Managed Asset Portfolio	$18,211	$17,559	3.7%

Net Income attributable to Financial Services was $73 million for the quarter, compared with $54 million in the comparable period of 2011. Results were higher due to a higher average portfolio and lower provisions for credit losses.

Compared to December 31, 2011, delinquent receivables greater than 30 days past due decreased from 2.0% to 1.9% of the total on-book portfolio.

Unconsolidated Equipment Operations Subsidiaries

First quarter results for the Group’s unconsolidated Equipment Operations subsidiaries were $19 million, down from $24 million in the comparable period of 2011. The main contributors in net income were Turk Tractor (Turkey), Al Ghazi (Pakistan), the Group’s two joint ventures in Japan, and CNH de Mexico.

Manufacturing Efficiency Recognized

The Racine, Wisconsin, tractor plant, which manufactures high horsepower tractors for worldwide distribution received a certification of registration to ISO 50001 for Energy Management System.

Equipment Operations Cash Flow and Net Debt

	Quarter Ended
	3/31/2012	3/31/2011
	(US $ in millions)
Net Income	$269	$145
Depreciation & Amortization	76	75
Cash Change in Working Capital*	(856)	(453)
Other	3	(7)

Net Cash (Used) by Operating Activities	(508)	(240)
Net Cash (Used) by Investing Activities**	(103)	(99)
All Other	108	68

Decrease in Net (Cash)	$(503)	$(271)

Net (Cash)	$(2,228)	$(1,924)

*	Net cash change in receivables, inventories and payables including inter-segment receivables and payables.
**	Excluding Net (Deposits In)/Withdrawals from Fiat Industrial Cash Management Systems, as they are a part of Net (Cash).

ABOUT CNH

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

CNH CONFERENCE CALL AND WEBCAST

CNH management will hold a conference call on April 25, 2012 to review first quarter 2012 results. The conference call webcast will begin at 7:00 a.m. U.S. Central Time (8:00 a.m. U.S. Eastern Time). This call can be accessed through the investor information section of the company’s website at www.cnh.com and will be transmitted by CCBN.

NON-GAAP MEASURES

CNH utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G, as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent in the accompanying tables to this press release. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

CNH defines “Equipment Operations Gross Profit” as net sales of equipment less costs classified as cost of goods sold. CNH defines “Equipment Operations Operating Profit” as gross profit less costs classified as selling, general and administrative and research and development costs. CNH defines “Equipment Operations Gross Margin” as gross profit as a percent of net sales of equipment. CNH defines “Equipment Operations Operating Margin” as operating profit as a percent of net sales of equipment. “Net Debt (Cash)” is defined as total debt (including intersegment debt) less cash and cash equivalents, deposits in Fiat affiliates cash management pool and intersegment notes receivable. CNH defines “Net income (loss) and diluted EPS before restructuring and exceptional items” as Net income (loss) attributable to CNH, less restructuring charges and exceptional items, after tax. Equipment Operations “working capital” is defined as accounts and notes receivable and other-net, excluding intersegment notes receivables, plus inventories less accounts payable. The U.S. dollar computation of cash generated from working capital, as defined, is impacted by the effect of foreign currency translation and other non-cash transactions. CNH defines the “change in net sales on a constant currency basis” as the difference between prior year actual net sales and current year net sales translated at prior year average exchange rates. Elimination of the currency translation effect provides constant comparisons without the distortion of currency rate fluctuations.

FORWARD-LOOKING STATEMENTS

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is largely based on our interpretation of what we consider to be relevant economic assumptions and involves risks and uncertainties that could cause actual results to differ (possibly materially) from such forward-looking statements. Macro-economic factors including monetary policy, interest rates, currency exchange rates, inflation, deflation, credit availability and the intervention by governments and non-governmental organizations in an attempt to influence such factors can have a material impact on our customers and the demand for our goods. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to, among other things, credit availability, interest rates and government spending. Some of the other significant factors that may affect our results include general economic and capital market conditions, the cyclical nature of our businesses, customer buying patterns and preferences, the impact of changes in geographical sales mix and product sales mix, foreign currency exchange rate movements, our hedging practices, investment returns, our and our customers’ access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings on our debt and asset-backed securities and the credit ratings of Fiat Industrial, risks related to our relationship with Fiat Industrial the effect of the demerger transaction consummated by Fiat pursuant to which CNH was separated from Fiat’s automotive business and became a subsidiary of Fiat Industrial, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies, engine emissions, and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs, consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs, and the growth of non-food uses for some crops (including ethanol and biodiesel production). Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2011.

Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide are uncertain. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND SUPPLEMENTAL INFORMATION

For the Three Months Ended March 31, 2012 and 2011

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,
	2012	2011	2012	2011	2012	2011
	(in millions, except per share data)
Revenues:
Net sales	$4,639	$3,797	$4,639	$3,797	$—	$—
Finance and interest income	260	285	34	44	332	339

	4,899	4,082	4,673	3,841	332	339

Costs and Expenses:
Cost of goods sold	3,724	3,114	3,724	3,114	—	—
Selling, general and administrative	433	415	360	321	73	94
Research, development and engineering	149	116	149	116	—	—
Restructuring	—	3	—	3	—	—
Interest expense	185	199	88	96	129	139
Interest compensation to Financial Services	—	—	74	62	—	—
Other, net	49	37	24	8	25	29

Total	4,540	3,884	4,419	3,720	227	262

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	359	198	254	121	105	77
Income tax provision	112	80	77	54	35	26
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	3	3	73	54	3	3
Equipment Operations	19	24	19	24	—	—

Net income	269	145	269	145	73	54
Net loss attributable to noncontrolling interests	—	(7)	—	(7)	—	—

Net income attributable to CNH Global N.V.	$269	$152	$269	$152	$73	$54

Weighted average shares outstanding:
Basic	240	239

Diluted	241	241

Basic and diluted earnings per share (“EPS”) attributable to CNH Global N.V. common shareholders:
Basic EPS	$1.12	$0.63

Diluted EPS	$1.11	$0.63

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2011.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

AND SUPPLEMENTAL INFORMATION

As of March 31, 2012 and December 31, 2011

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
	(in millions)
ASSETS
Cash and cash equivalents	$950	$2,055	$442	$1,251	$508	$804
Deposits in Fiat Industrial subsidiaries’ cash management system	4,483	4,116	4,374	3,980	109	136
Accounts, notes receivable and other, net	15,652	14,491	1,159	894	14,952	14,072
Intersegment notes receivable	—	—	1,828	1,993	562	693
Inventories	4,329	3,662	4,329	3,662	—	—
Property, plant and equipment, net	2,020	1,936	2,018	1,934	2	2
Equipment on operating leases, net	697	666	8	7	689	659
Investment in Financial Services	—	—	2,149	2,045	—	—
Investments in unconsolidated affiliates	526	506	436	423	90	83
Goodwill and other intangibles	3,079	3,084	2,921	2,926	158	158
Other assets	3,454	3,577	2,153	2,065	1,301	1,512

Total Assets	$35,190	$34,093	$21,817	$21,180	$18,371	$18,119

LIABILITIES AND EQUITY
Short-term debt	$4,107	$4,072	$195	$144	$3,912	$3,928
Accounts payable	3,265	2,952	3,280	3,219	435	199
Long-term debt, including current maturities	13,159	13,038	3,659	3,656	9,500	9,382
Intersegment debt	—	—	562	693	1,828	1,993
Accrued and other liabilities	6,285	6,107	5,748	5,545	546	571

Total Liabilities	26,816	26,169	13,444	13,257	16,221	16,073
Equity	8,374	7,924	8,373	7,923	2,150	2,046

Total Liabilities and Equity	$35,190	$34,093	$21,817	$21,180	$18,371	$18,119

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2011.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

AND SUPPLEMENTAL INFORMATION

For the Three Months Ended March 31, 2012 and 2011

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,
	2012	2011	2012	2011	2012	2011
	(in millions)
Operating activities:
Net income	$269	$145	$269	$145	$73	$54
Adjustments to reconcile net income to net cash used by operating activities:
Depreciation and amortization	103	104	76	75	27	29
Intersegment activity	—	—	(351)	(202)	351	202
Changes in operating assets and liabilities	(1,174)	(565)	(392)	(192)	(782)	(373)
Other, net	(18)	(4)	(110)	(66)	19	8

Net cash used by operating activities	(820)	(320)	(508)	(240)	(312)	(80)

Investing activities:
Expenditures for property, plant and equipment	(101)	(54)	(101)	(54)	—	—
Expenditures for equipment on operating leases	(101)	(74)	(1)	—	(100)	(74)
Net collections from retail receivables	12	82	—	—	12	82
Net (deposits in) withdrawals from Fiat Industrial	(322)	(1,038)	(353)	(1,097)	31	59
Other, net	168	65	(1)	(45)	171	110

Net cash (used) provided by investing activities	(344)	(1,019)	(456)	(1,196)	114	177

Financing activities:
Intersegment activity	—	—	60	(160)	(60)	160
Net increase (decrease) in indebtedness	17	(781)	56	(410)	(39)	(371)
Other, net	9	25	14	25	(7)	—

Net cash provided (used) by financing activities	26	(756)	130	(545)	(106)	(211)

Effect of foreign exchange rate changes on cash and cash equivalents	33	30	25	21	8	9

Decrease in cash and cash equivalents	(1,105)	(2,065)	(809)	(1,960)	(296)	(105)
Cash and cash equivalents, beginning of the year	2,055	3,618	1,251	2,934	804	684

Cash and cash equivalents, end of the quarter	$950	$1,553	$442	$974	$508	$579

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2011.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH Global N.V.

TOTAL DEBT AND NET DEBT (CASH)

For the Three Months Ended March 31, 2012 and the Year Ended December 31, 2011

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
	(in millions)
Short-term debt:
With Fiat Industrial subsidiaries	$486	$325	$115	$80	$371	$245
Owed to securitization investors	2,241	2,302	—	—	2,241	2,302
Other	1,380	1,445	80	64	1,300	1,381
Intersegment	—	—	—	95	1,266	1,394

Total short-term debt	4,107	4,072	195	239	5,178	5,322

Long-term debt:
With Fiat Industrial subsidiaries	157	314	67	65	90	249
Owed to securitization investors	6,635	6,511	—	—	6,635	6,511
Other	6,367	6,213	3,592	3,591	2,775	2,622
Intersegment	—	—	562	598	562	599

Total long-term debt	13,159	13,038	4,221	4,254	10,062	9,981

Total debt:
With Fiat Industrial subsidiaries	643	639	182	145	461	494
Owed to securitization investors	8,876	8,813	—	—	8,876	8,813
Other	7,747	7,658	3,672	3,655	4,075	4,003
Intersegment	—	—	562	693	1,828	1,993

Total debt	$17,266	$17,110	$4,416	$4,493	$15,240	$15,303

Less:
Cash and cash equivalents	950	2,055	442	1,251	508	804
Deposits in Fiat Industrial subsidiaries’ cash management system	4,483	4,116	4,374	3,980	109	136
Intersegment notes receivable	—	—	1,828	1,993	562	693

Net debt (cash)	$11,833	$10,939	$(2,228)	$(2,731)	$14,061	$13,670

Note: Net Debt (Cash) is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three Months Ended March 31, 2012 and 2011

(Unaudited)

	Three Months Ended
	March 31,
	2012	2011	% Change
	(in millions, except percentages)
1. Revenues and net sales:
Net sales
Agricultural equipment	$3,615	$3,071	17.7%
Construction equipment	1,024	726	41.0%

Total net sales	4,639	3,797	22.2%
Financial services	332	339	(2.1)%
Eliminations and other	(72)	(54)

Total revenues	$4,899	$4,082	20.0%

2. Net sales on a constant currency basis:

Agricultural equipment net sales	$3,615	$3,071	17.7%
Effect of currency translation	77		2.5%

Agricultural equipment net sales on a constant currency basis	$3,692	$3,071	20.2%

Construction equipment net sales	$1,024	$726	41.0%
Effect of currency translation	20		2.8%

Construction equipment net sales on a constant currency basis	$1,044	$726	43.8%

Total Equipment Operations net sales on a constant currency basis	$4,736	$3,797	24.7%

Note: Net sales on a constant currency basis is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three Months Ended March 31, 2012 and 2011

(Unaudited)

3. Equipment Operations gross and operating profit and margin:

	Three Months Ended March 31,
	2012		2011
	(in millions, except percentages)
Net sales	$4,639	100.0%	$3,797	100.0%
Less:
Cost of goods sold	3,724	80.3%	3,114	82.0%

Equipment Operations gross profit	915	19.7%	683	18.0%
Less:
Selling, general and administrative	360	7.8%	321	8.5%
Research and development	149	3.2%	116	3.1%

Equipment Operations operating profit	$406	8.8%	$246	6.5%

Gross profit and margin:
Agricultural equipment	$760	21.0%	$591	19.2%
Construction equipment	155	15.1%	92	12.7%

Equipment Operations gross profit	$915	19.7%	$683	18.0%

Operating profit and margin:
Agricultural equipment	$372	10.3%	$263	8.6%
Construction equipment	34	3.3%	(17)	(2.3)%

Equipment Operations operating profit	$406	8.8%	$246	6.5%

4. Net income and diluted earnings per share before restructuring and exceptional items:

	Three Months Ended March 31,
	2012	2011
	(in millions, except per share data)
Net income attributable to CNH	$269	$152

Restructuring:
Restructuring, net of tax	—	2
Exceptional items:
Gain on purchase of business, net of tax	—	(16)

Net income before restructuring and exceptional items	$269	$138

Weighted average common shares outstanding - diluted	241	241

Diluted earnings per share before restructuring and exceptional items	$1.11	$0.57

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three Months Ended March 31, 2012

(Unaudited)

5. Equipment Operations cash generated from working capital:

	Balance as of December 31, 2011	Effect of Foreign Currency Translation	Non-Cash Transactions	Balance as of March 31, 2012	Cash Generated from (used by) Working Capital
	(in millions)
Accounts, notes receivable and other – net – Total	$894	$(17)	$—	$1,159	$(248)
Inventories	3,662	(76)	4	4,329	(595)
Accounts payable - Total	(3,219)	74	—	(3,280)	(13)

Working Capital	$1,337	$(19)	$4	$2,208	$(856)

Note: Working Capital is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

2012 First Quarter Financial Results April 25, 2012

Management Participants
Richard Tobin
President and Chief Executive Officer
Camillo Rossotto
Chief Financial Officer
Andrea Paulis
Treasurer
Manfred Markevitch
Head of Investor Relations
2 CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012

Forward Looking Statement
3 CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012
This presentation  includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section
21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact contained in this presentation, including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,”
“should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “design,” “target,” “objective,” “goal,” or similar terminology.
Our outlook is largely based on our interpretation of what we consider to be relevant economic assumptions and involves risks and uncertainties that could cause actual results to differ (possibly materially) from such forward-looking statements. Macro-economic factors including monetary policy, interest rates, currency exchange rates, inflation, deflation, credit availability and the intervention by governments and non-governmental organizations in an attempt to influence such factors can have a material impact on our customers and the demand for our goods. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to, among other things, credit availability, interest rates and government spending. Some of the other significant factors that may affect our results include general economic and capital market conditions, the cyclical nature of our businesses, customer buying patterns and preferences, the impact of changes in geographical sales mix and product sales mix, foreign currency exchange rate movements, our hedging practices, investment returns, our and our customers’ access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings on our debt and asset-backed securities and the credit ratings of Fiat Industrial, risks related to our relationship with Fiat Industrial the effect of the demerger transaction consummated by Fiat pursuant to which
CNH was separated from Fiat’s automotive business and became a subsidiary of Fiat Industrial, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies, engine emissions, and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs, consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs, and the growth of non-food uses for some crops (including ethanol and biodiesel production). Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy.
Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended
December 31, 2011.
Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide are uncertain. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-
looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

First Quarter 2012 Highlights
Net Sales increase of 22% to $4.6 billion in the first quarter
Agricultural equipment: +18% (+20% constant currency basis) in the first quarter
Construction equipment: +41% (+44% constant currency basis) in the first quarter
Equipment Operations net cash position of $2.2 billion at the end of the first quarter
Net income before restructuring and exceptional items of $269 million in the first quarter
Q1 2012
4 CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012
Equipment Operations Operating Profit of $406 million, an increase of 65% in the first quarter
Operating Margin increased to 8.8% compared to 6.5% in Q1 2011
Diluted EPS:
Diluted EPS before restructuring and exceptional items:
$1.11/share
$1.11/share

Financial Highlights – First Quarter
5
*  See Appendix for Definition and U.S. GAAP Reconciliation
U.S. GAAP, US$ in mils. - Except per share data and percentages
Percent
03/31/12 03/31/11 Change
Net Sales of Equipment 4,639 $      3,797 $      22%
Equipment Operations Operating Profit * 406 $         246 $         65%
Financial Services Net Income 73 $          54 $          35%
Net Income Before Restructuring and Exceptional Items * 269 $         138 $         95%
Diluted EPS Before Restructuring and Exceptional Items * 1.11 $        0.57 $        95%
Equipment Operations Operating Cash Flow (508) $       (240) $       (112)%
Equipment Operations Net (Cash) * (2,228) $     (1,924) $     16%
Quarter Ended
CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012

Net Sales by Geographic Region*
– First Quarter
6
*  See Appendix for Geographic Information
(U.S. GAAP, US$ in mils.)
+39%
+16%
+10%
(3%)
+22%
Net Sales
Change Y-o-Y
Rate of
Change
vs. Dec. ’11 YTD
CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012
$1,316
$1,380
$1,310
$1,513
$2,102
$1,963
$1,166
$1,001
$1,250
$1,451
$569
$302
$620
$609
$672
$251
$204
$306
$425
$414
$4,099
$3,052
$3,237
$3,797
$4,639
$0
$1,000
$2,000
$3,000
$4,000
$5,000
2008 2009 2010 2011 2012
North America EAME & CIS Latin America APAC
45%
31%
15%
9%
100%
% of total Net Sales

Net Sales and Operating Profit* Review
– First Quarter
7
Operating Profit Net Sales
*  See Appendix for Definition and U.S. GAAP Reconciliation
Agricultural Equipment Construction Equipment
(U.S. GAAP, US$ in mils.)
CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012
$2,925
$2,572
$2,626
$3,071
$3,615
$1,174
$480
$611
$726
$1,024
$4,099
$3,052
$3,237
$3,797
$4,639
$0
$1,000
$2,000
$3,000
$4,000
$5,000
2008 2009 2010 2011 2012
$235
$130
$180
$263
$372
$29
($91)
($36)
($17)
$34
$264
$39
$144
$246
$406
($100)
$0
$100
$200
$300
$400
$500
2008 2009 2010 2011 2012

Equipment Operations
Operating Profit* Evolution – First Quarter
•
Improvements in both AG and CE operating profit
•
Equipment operations year over year incremental operating margin at 19.0%
•
AG operating margin at 10.3%
•
CE operating margin at 3.3%
•
Supportive market demand led to increases in volumes, better mix, and positive pricing in both AG and CE
•
R&D spending continues to be influenced by emission regulation changes, and new products introductions
8
*  See Appendix for Definition and U.S. GAAP Reconciliation
(U.S. GAAP, US$ in mils.)
CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012
$246
$406
$164
$120
$29
($71)
($47)
($35)
Q1 '11 Volume &
Mix
Net Pricing Production
Cost
SG&A R&D Other Q1 '12

Q1 2012 CAPEX $101 million
9
•
Significant new product launches in conjunction with Tier
4 introduction
•
Capacity expansion largely in developing markets
•
Other driven by IT and Maintenance
•
Latin America driven by capacity expansion and new
product introduction
•
Rest of World: India driven by capacity expansion and
new product introduction
•
China investment to start in Q2/Q3 2012
CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012
CAPEX by Category CAPEX by Region
Rest of
World
6%
Latin
America
33%
North
America
43%
Europe
18%
New
Products &
Tier 4
44%
Other
23%
Capacity
33%

Equipment Operations
Change in Net Debt (Cash)* – First Quarter
10
(U.S. GAAP, US$ in mils.)
2012 2011
Net Income 269 $      145 $
Depreciation & Amortization 76           75
Accounts Receivable (248)       (177)
Inventories (595)       (427)
Accounts Payable (13)         151
Cash Change in Working Capital ** (856)        (453)
Other 3             (7)
Net Cash From Operating Activities (508)        (240)
Net Cash From Investing Activities *** (103)        (99)
All Other, Including FX Impact for the Period 108         68
Decrease in Net (Cash) (503) $     (271) $
First Quarter
* See Appendix for Definition and U.S. GAAP Reconciliation
** Net change in receivables, inventories and payables including inter-segment receivables and payables
*** Excluding Net (Deposits In) Withdrawals from Fiat and Fiat Industrial Cash Management Systems, as they are part of Net Debt (Cash)
CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012

Inventory Reductions
(In Units of Equipment)
11
• First Quarter Overproduction vs. Retail 33% • First Quarter Overproduction vs. Retail 34%
* Excluding Joint Ventures
Source: CNH Internal Data
Agricultural Equipment
(Major Equipment)
Construction Equipment
(Light & Heavy)
CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012
Q1'09  Q2'09 Q3'09  Q4'09  Q1'10 Q2'10 Q3'10 Q4-10 Q1-11 Q2-11 Q3-11 Q4-11 Q1-12
Q1'09  Q2'09 Q3'09 Q4'09  Q1'10 Q2'10 Q3'10 Q4-10 Q1-11 Q2-11 Q3-11 Q4-11 Q1-12
Company Inventory
Dealer Inventory
CNH Production*
CNH Retail Sales*
Company Inventory
Dealer Inventory
CNH Production*
CNH Retail Sales*

Market Outlook 12 CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012

2010 2011 Est. 2012 F YoY 2013 F 2014 F 2015 F
Corn 162 239 264 10.4% 198 204 204
Soybeans 365 483 443 -8.3% 400 407 414
Wheat 213 285 287 0.8% 263 259 266
IHS Global Insight 79.1 91.0 98.5 8.2% 85.1 88.1 86.2
USDA - Feb. 2011 79.1 98.1 91.7 -6.5%
Housing Starts - Thousand Units 585 610 740 21.3% 1,007 1,402 1,686
Construction Spending - USD billion 704 $       738 $    796 $    7.9% 879 $    1,057 $    1,234 $
World 4.1% 2.7% 2.4% 3.1% 3.8% 3.8%
North America 3.0% 1.8% 2.1% 2.3% 3.3% 3.1%
Europe 2.2% 1.8% -0.1% 1.2% 2.0% 2.3%
Former Soviet Union 4.6% 4.8% 3.7% 4.1% 4.3% 4.1%
Asia less Japan 8.4% 6.5% 6.1% 6.7% 7.0% 6.8%
Latin America 6.3% 4.6% 3.8% 4.8% 5.0% 4.5%
6.88 6.96 7.04 1.1% 7.12 7.19 7.27
World Population - billion
Global Commodity Prices - USD/metric ton
Net Farm Income - USD billion
U.S. Construction Activity
Gross Domestic Product Growth - YoY % Change
Industry Drivers: AG and CE Equipment
– IHS Global Insight

Source: IHS Global Insight January 2012
CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012

CNH Units Volume* First Quarter
Agricultural and Construction Equipment

*  See Appendix for Geographic Information
CNH Internal Elaboration - Preliminary Results
WW 12%
NA 52%
EAME & CIS 16%
LA 9%
APAC (8%)
WW (19%)
NA 30%
EAME & CIS 11%
LA (1%)
APAC (31%)
WW CE (6%)
WW (2%)
NA 2%
<40hp (2%)
40+hp 5%
EAME & CIS 9%
LA (8%)
APAC (4%)
WW (5%)
NA (40%)
EAME & CIS 21%
LA (1%)
APAC (33%)
WW AG (2%)
Industry CNH Industry CNH
(change vs. prior year) (performance relative to mkt) (change vs. prior year) (performance relative to mkt)
Q1 '12 Q1 '12
Heavy
Combines
Tractors
Light
CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012

FY '12 FY '12
Industry Industry
(change vs. prior year) (change vs. prior year)
WW 0-5% WW 5-10%
NA 0-5% NA ~+20%
  <40hp Flat EAME & CIS 5-10%
  40+hp 0-5% LA 5-10%
EAME & CIS Flat APAC 0-5%
LA ~(5%)
APAC 0-5%
WW 0-5% WW 5-10%
NA Flat NA 15-20%
EAME & CIS ~+10% EAME & CIS ~+5%
LA (0-5%) LA 0-5%
APAC (0-5%) APAC 0-5%
WW AG 0-5% WW CE 5-10%
Industry Units Volume* Full Year Outlook
Agricultural and Construction Equipment

*  See Appendix for Geographic Information
CNH Internal Elaboration - Preliminary Results
CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012

2
NEW AGREEMENTS
MoU with state of Minas Gerais (Brazil) to lay the groundwork for a
R$600mn investment in a new CE plant in Montes Claros; new plant is scheduled to begin operations in 2014
Long term strategic partnership with Orkel AS (Norwegian market leader in high performance fixed chamber round balers, compactors and tractor trailers) to further reinforce CNH’s leadership in AG business
On April 10th, CNH announced that it would double investment in the manufacturing site in Cordoba, Argentina, where it produces combines and tractors for the Latin American market
Official ceremony, which concluded with signature of a MoU between CNH-
KAMAZ and the Ministry of Agriculture and Food of the Republic of
Tatarstan for the supply of 30 New Holland T9.505 tractors and 50 CX6090 combine harvesters manufactured at Naberezhnye Chelny plant
CNH Agricultural & Construction Equipment
New agreements & main product launches

MAIN TIER
4A/STAGE
IIIB PRODUCT LAUNCHES
CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012

2012 Early Trends and Financial Outlook
Tier 4A/Stage IIIB
• Product launches on schedule with mid to lower horsepower products to be introduced progressively throughout the year
Tier 4 Final
• SCR only solution developed by FPT chosen for large equipment segment
• Other solutions incorporating EGR will be used depending on engine horsepower and equipment envelope
Order Intake – April 2012
• Agricultural Equipment capacity booked into Q3
• Construction Equipment capacity booked through Q2
CNH Financial Services main funding transactions in 2012 YTD
• Continued access to the ABS market with a $996 million retail ABS in US, upsized and priced at a AAA blended spread of 22bps over benchmark
• Successfully closed in April a new $ 250 million, 3 years, committed unsecured revolving back-stop facility with three international banks
2012 CNH US GAAP Earnings Outlook
• Revenues up approximately 5%
• Operating Margin in excess of 8.6%
17 CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012

For Further Information
Please Contact Investor Relations:
Manfred Markevitch Head of Investor Relations
Federico Catasta
Case New Holland Inc.
6900 Veterans Boulevard
Burr Ridge, Illinois  60527
USA
Tel: +1-630-887-3745
Fax: +1-630-887-3890
E-mail: wwinvestorrelations@cnh.com
Website: www.cnh.com
18 CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012

Appendix

Geographic Information and Market Share/Position Data 20 CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012

Definitions
• Geographic Area as Defined by CNH are:
North America – United States, Canada, and Mexico
Europe Africa Middle East & Commonwealth of Independent States (EAME & CIS) – 27 EU countries,
10 CIS Countries, Balkans, African continent, and Middle East
Latin America – Central and South America, and the Caribbean Islands
Asia Pacific (APAC) – Continental Asia, and Oceania
• Market Share / Market Position Data
Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries.
In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of World markets and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations including the Association of
Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA
in Brazil, the Japan Construction Equipment Manufacturers Association and the Korea Construction Equipment
Manufacturers Association, as well as on other shipment data collected by an independent service bureau.
Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern
Europe, Russia, Turkey, Brazil and any country where local shipments are not reported.
In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.
21 CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012

CNH Agricultural & Construction Equipment
– Net Sales Change Details*

(U.S. GAAP, US$ in mils.)
% Change
vs 2011
of which
Currency
North America 39% -
AG 27 -
CE 107 -
EAME & CIS 16% (4)%
AG 17 (4)
CE 12 (4)
Latin America 10% (6)%
AG 15 (6)
CE 3 (5)
APAC (3)% (1)%
AG (12) (1)
CE 30 (2)
World 22% (3)%
AG 18 (3)
CE 41 (3)
First Quarter 2012
*  See Appendix for Geographic Information
CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012

Credit Lines and Total Debt
The following table summarizes CNH credit lines and total debt:

(U.S. GAAP, US$ in mils.)
Line Available Line Available
Consol. Eq.Op. FS Consol. Consol. Eq.Op. FS Consol.
Committed Lines with Third Parties 992          892          767       125          100       997       897         775       122         100
BNDES Subsidized Financing 1,275       975          -        975          300       987       896         -        896         91
Assets-Backed Facilities 4,413       2,683       -        2,683       1,730    4,271    2,663      -        2,663      1,608
Uncommitted Lines
with Third Parties 1,855       1,338       70         1,268       517       1,813    1,332      58         1,274      481
with Fiat Industrial 1,978       270          7           263          1,708    2,564    192         7           185         2,372
Total Credit Lines 10,513 6,158 844 5,314 4,355 10,632 5,980 840 5,140 4,652
of which with or guaranteed by Fiat Industrial 2,912      1,203      7           1,196      1,709    3,474    1,088     7           1,081     2,386
Bonds 3,304       2,804    500          3,308      2,808    500
Third Party Loans 7,431       31         7,400       7,375      14         7,361
Fiat Industrial Loans 373          175       198          447         138       309
Intersegment Loans -          562       1,828       -         693       1,993
Total Notes and Loans 11,108   3,572   9,926     11,130 3,653   10,163
Total Debt 17,266   4,416   15,240   17,110 4,493   15,303
December 31, 2011
Drawn
March 31, 2012
Drawn
CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012

Equipment Operations
Debt Maturity Schedule

* Bonds are reported net of any premium/discount, and swap adjustments.
(U.S. GAAP, US$ in mils.)
Equipment Operations Outstanding
Mar-12 2012 2013 2014 2015 Beyond
Third Parties 868 $          620 $    187 $    30 $      9 $        22 $
Bonds * 2,804            -         998         -         -         1,806
Fiat Industrial 182               182         -         -         -         -
Intersegment 562               -         -         5             -         557
Total Maturities 4,416 $        802 $    1,185 $ 35 $       9 $         2,385 $
Maturities
CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012

Non-GAAP Measures 25 CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012

Non-GAAP Measures
CNH utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under
Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these financial measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent in the accompanying tables in this presentation. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S.
GAAP.
Non-GAAP measures include:
• Net Income Before Restructuring and Exceptional Items
• Operating Profit
• Net Debt (Cash)
26 CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012

Net Income Before Restructuring and
Exceptional Items
(U.S. GAAP, US$ in mils., except per share data)
2012 2011
Net income attributable to CNH 269 $            152 $
Restructuring, after tax:
Restructuring -               3
Tax benefit -               (1)
Restructuring, after tax -               2
Exceptional items:
(Gain) on  purchase of business, net of tax -               (16)
Net Income before restructuring and exceptional items 269 $            138 $
Weighted average common shares outstanding - diluted 241               241
Diluted earnings per share before restructuring and
exceptional items
1.11 $          0.57 $
First Quarter

CNH defines net income before restructuring and exceptional item as net income attributable to CNH, less restructuring charges and exceptional items, after tax. Exceptional items include charges or income that may mask underlying operating results. We believe that net income before restructuring and exceptional items is a useful figure for measuring the performance of our operations.
CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012

Equipment Operations Operating Profit
CNH defines Equipment Operations Gross Profit as net sales less of equipment cost of goods sold. CNH defines Equipment Operations Operating Profit as Gross Profit less selling, general and administrative and research and development costs.  Operating Margin is Operating Profit expressed as a percentage of net sales of equipment. The following table summarizes the computation of Equipment Operations
Gross and Operating Profit for all periods presented:

(U.S. GAAP, US$ in mils.)
2012
% of
Net Sales
2011
% of
Net Sales
Net sales 4,639 $ 3,797 $
Less:
     Cost of goods sold 3,724 3,114
Gross Profit 915 19.7% 683 18.0%
Less:
     Selling, general and administrative 360 321
     Research and development 149 116
Operating Profit 406 $    8.8% 246 $     6.5%
U.S. GAAP Operating Profit by Segment
Agricultural Equipment 372 $    10.3% 263 $     8.6%
Construction Equipment 34 $       3.3% (17) $      (2.3)%
First Quarter
CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012

Equipment Operations IFRS to GAAP
Analysis

*      The net reclassification of interest compensation to Financial Services to cost of goods sold and the interest component of unfunded benefit plans to interest expense
CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012
The following summarizes trading profit, as reported to Fiat Industrial under IFRS, by segment:
(US$ in mils.)
2012 2011
Trading Profit Under IFRS
Agricultural Equipment 355 $        241 $
Construction Equipment 30             (20)
Financial Services 101           71
Trading Profit Under IFRS 486           292
The following reconciles trading profit to operating profit under U.S. GAAP:
Equipment Operations Trading Profit Under IFRS 385 $        221 $
Accounting for Benefit Plans (9)              (8)
Intangible Asset Amortization,
   Primarily Development Costs (49)            (42)
IFRS Reclassifications * 57             44
Other Adjustments (2)              23
Total Adjustments (3)              17
Plus: U.S. GAAP "Other, net" 24 8
U.S. GAAP Operating Profit 406 $        246 $
First Quarter

Net Debt
The following table sets forth total debt and “Net Debt (Cash)” - total debt (including intersegment debt)
less cash and cash equivalents, deposits in Fiat and Fiat Industrial subsidiaries cash management systems and intersegment notes receivable - as of March 31, 2012 and December 31, 2011:

31-Mar-12 31-Dec-11 31-Mar-12 31-Dec-11 31-Mar-12 31-Dec-11
With Fiat Industrial subsidiaries 486 $            325 $             115 $            80 $               371 $            245 $
Owed to securitization investors 2,241            2,302            -                -                2,241            2,302
Other 1,380            1,445            80                  64                  1,300            1,381
Intersegment -                -                -                95                  1,266            1,394
Total short-term debt 4,107 $         4,072 $         195 $            239 $             5,178 $         5,322 $
With Fiat Industrial subsidiaries 157 $            314 $             67 $              65 $               90 $              249 $
Owed to securitization investors 6,635            6,511            -                -                6,635            6,511
Other 6,367            6,213            3,592            3,591            2,775            2,622
Intersegment -                -                562               598                562               599
Total long-term debt 13,159 $      13,038 $       4,221 $         4,254 $         10,062 $      9,981 $
With Fiat Industrial subsidiaries 643 $            639 $             182 $            145 $             461 $            494 $
Owed to securitization investors 8,876            8,813            -                -                8,876            8,813
Other 7,747            7,658            3,672            3,655            4,075            4,003
Intersegment -                -                562               693                1,828            1,993
Total debt 17,266 $      17,110 $       4,416 $         4,493 $         15,240 $      15,303 $
Cash and cash equivalents 950 $            2,055 $         442 $            1,251 $         508 $            804 $
Deposits in cash management systems
With Fiat Industrial subsidiaries 4,483            4,116            4,374            3,980            109               136
Intersegment notes receivable -                -                1,828            1,993            562               693
Net debt (cash) 11,833 $      10,939 $       (2,228) $       (2,731) $       14,061 $      13,670 $
Less:
Consolidated Equipment Operations Financial Services
(US$ in millions)
Short-term debt:
Long-term debt:
Total debt:
CNH Global N.V. First Quarter 2012 Conference Call – April 25, 2012

End